Exhibit 99.1

ParaZero Received Purchase Order from Draganfly for Advanced Safety Technology Integration into Commander 3XL Drones

Tel Aviv, Israel, April 24, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, received a significant purchase order from Draganfly Inc. (Nasdaq: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly”), an industry pioneer in commercial drone technology. This order will feature ParaZero’s safety technology integrated into Draganfly’s Commander 3XL drones, marking a big step in enhancing the safety and operational capabilities of these drones for critical missions.

The Commander 3XL, known for its versatility and endurance, is set to become even safer and more reliable with the integration of ParaZero’s cutting-edge parachute safety solutions. This enhancement will enable the 3XL drones to perform sensitive and critical missions with an added layer of safety, ensuring minimal risk to people and property on the ground.

Boaz Shetzer, CEO of ParaZero, emphasized the importance of this partnership, “Receiving this purchase order from Draganfly is a testament to our relentless pursuit of drone safety innovation. Our technology will make the Commander 3XL drones some of the safest in the industry, setting new standards for safety and efficiency in drone operations.”

About ParaZero Technologies

ParaZero (https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses how it will make the Commander 3XL drones some of the safest in the industry, setting new standards for safety and efficiency in drone operations. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
michal@efraty.com